DD
11/30

[redacted]

SEC
Mail Processing
Section

NOV 29 2012

Washington DC
402

SEC SION

08034307

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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hours per response......	12.00

SEC FILE NUMBER
- 66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Resource Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square, 2005 Market Street, 15th FL

(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M Zanghi — 215-546-5005

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100 Philadelphia, PA 19103

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/17

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Resource Securities, Inc., as of September 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President and FINOP

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Melissa J. Culbertson, Notary Public
City of Philadelphia, Philadelphia County
My commission expires March 14, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm Pursuant to Rule 17a-5

Resource Securities, Inc.

September 30, 2012

Contents

	Page
Report of Independent Registered Public Accounting Firm	3
Financial statements	
Statement of financial condition	4
Statement of operations	5
Statement of changes in stockholder's equity	6
Statement of cash flows	7
Notes to financial statements	8
Supplementary information	
Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission ("SEC")	16
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	17
Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital	18
Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	19

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying statement of financial condition of Resource Securities, Inc. (the "Company") (a Delaware corporation) as of September 30, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Resource Securities, Inc. as of September 30, 2012 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2012

RESOURCE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2012

ASSETS	
Cash	$ 1,253,908
Restricted cash	250,000
Securities owned, at fair value	1,661,322
Commissions, fees and other receivables from an affiliated program	232,854
Receivables from affiliates	69,781
Other receivables	117,662
Deferred tax assets	235,759
Prepaid expenses and other assets	82,500
Total Assets	$ 3,903,786
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Commissions, fees and other payables to broker dealers	$ 477,909
Payables to affiliates	417,922
Accounts payable deferred taxes and accrued liabilities	428,102
Total liabilities	1,323,933
Commitments and contingencies	
Stockholder's Equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	6,875,100
Accumulated deficit	(4,295,257)
Total stockholder's equity	2,579,853
Total liabilities and stockholder's equity	$ 3,903,786

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

REVENUES:	
Securities commissions	$ 1,233,790
Gains on securities transactions, net	297,253
Commissions from an affiliated program	6,803,345
Dealer manager fees from an affiliated program	3,063,361
Other revenues	463
Total revenues	11,398,212
EXPENSES:	
Broker dealer commissions	6,803,345
Marketing fees and other related costs	2,197,184
Wholesaler and trader commissions	946,719
General and administrative	4,411,086
Total expenses	14,358,334
Loss before benefit for income taxes	(2,960,122)
Benefit for income taxes	1,101,941
NET LOSS	$ (1,858,181)

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2011	$ 10	$ 2,975,100	$ (2,437,076)	$ 538,034
Capital contributions	–	3,900,000	–	3,900,000
Net loss	–	–	(1,858,181)	(1,858,181)
Balance at September 30, 2012	$ 10	$ 6,875,100	$ (4,295,257)	$ 2,579,853

The accompanying notes are an integral part of this financial statement.

RESOURCE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2012

OPERATING ACTIVITIES:	
Net loss	$ (1,858,181)
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred income taxes, net	(78,065)
Non cash compensation issued - affiliate	161,868
Gains from security transactions	(297,253)
Purchases of trading securities	(2,337,761)
Proceeds from trading securities	973,692
Changes in operating assets and liabilities:	
Increase in commissions, fees and other receivables	(211,354)
Increase in receivables from affiliates	(69,781)
Increase in other receivables	(110,401)
Decrease in prepaid expenses and other assets	90,277
Increase in commissions, fees and other payables to broker dealers	383,100
Decrease in payables to affiliates	(222,043)
Decrease in accounts payable and accrued liabilities	(7,621)
Net cash used in operating activities	(3,583,523)
FINANCING ACTIVITIES:	
Capital contributions	3,900,000
Net cash provided by financing activities	3,900,000
Increase in cash	316,477
Cash at beginning of year	937,431
Cash at end of year	$ 1,253,908
SUPPLEMENTAL INFORMATION:	
Income tax payments, net of refunds	$ 212

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS
September 30, 2012

Note 1 – Organization and Nature of Operations

Resource Securities, Inc., a Delaware corporation (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company operates as a broker dealer serving as a dealer manager for the sale of private placements of securities, direct participation investment programs ("DPPs"), both public and private, in limited partnerships and real estate investment trusts ("REITs") sponsored by affiliates who are subsidiaries of RAI that also serve as general partners and/or managers of these programs. During the year ended September 30, 2012 ("fiscal 2012"), the Company served as a dealer manager for one public REIT program and one private placement. Also, the Company's broker dealer operations include serving as the introducing agent, primarily through a third party clearing firm, for sales of domestic and foreign securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies, and are referred to as riskless principal transactions. These securities include trust preferred securities, subordinated debt, and preferred stock and are offered to institutional sophisticated investors, including the Company's affiliates. The Company operates a foreign branch office in the London, United Kingdom ("U.K.") office of an affiliated foreign broker dealer, Resource Europe Management LTD ("REML"), a wholly owned subsidiary of the Parent company and a member of the Financial Services Authority, a U.K. regulatory agency that oversees broker dealers. In February 2012, the Company registered a foreign branch office in Singapore. During fiscal 2012, the Company commenced trading securities for its own account, primarily asset-backed debt and equity securities.

Note 2 – Summary of Significant Accounting Policies

Generally Accepted Accounting Principles

The Financial Accounting Standards Board ("FASB") identified the FASB Accounting Standards Codification ("ASC") as the authoritative source of generally accepted accounting principles in the United States of America ("U.S. GAAP") other than guidance put forth by the SEC. All other accounting literature not included in the ASC is considered non-authoritative.

Basis of Presentation

Management believes that, consistent with the financial statement presentation of other broker dealers, it is appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Commissions and Fees

The Company records commissions and fee revenues and related expenses from DPPs and REITs, which include dealer manager and marketing fees after reaching a prescribed sales minimum (referred to as breaking escrow) and thereafter on the trade date (the date an investor is accepted and admitted by the general partner or manager). In conjunction with the public REIT program currently in its offering stage, investors are admitted on a daily basis. The Company records commission revenues and expenses based on up to 7% of sales, subject to certain exclusions and volume sale adjustments, if any, which are then paid to third party broker dealers. The dealer manager fee is up to 3% of sales based on shares issued at the offering share price, subject to certain exclusions and volume sale adjustments, if any. A marketing fee of either .75% or 1% of sales is also paid to third party broker dealers. In fiscal 2012, all non-security commission revenues and dealer manager fees were generated from the public REIT offering sponsored by an affiliate. For commissions from riskless principal transactions, revenues are recognized as of the trade date of the sale of underlying securities.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Security Transactions

Securities owned primarily represent trading securities of non-marketable asset-backed debt and equity securities purchased for the Company's own account and reported at fair value. The Company utilizes trade date accounting to record the purchases and sales of trading securities comprising of asset-backed debt and equity securities. Gains from security transactions primarily are reported net and are comprised of realized and unrealized gains from sales of trading securities; mark to market adjustments to fair value; gains and losses related to foreign currency commissions from riskless principal trades; and gains and losses from other security transactions, if any. The cost of a security is determined using the specific identification method.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries and also is included in certain combined state returns and one combined city tax return. The impact of federal income taxes, including any deferred tax assets and liabilities, is calculated and reported as if the Company filed on a separate company basis. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of the enacted tax laws.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Operating and General and Administrative Expenses

Pursuant to an expense reimbursement agreement between RAI and the Company, RAI and certain affiliates pay certain operating expenses and general and administrative costs of the Company, primarily salaries and related expenses for employees who perform services for the Company. These expenses are recorded as Company expenses, which are reimbursable and payable to RAI and certain affiliates.

Fair Value

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value. For cash, receivables and payables, the carrying amounts approximate fair value because of the short maturity of these instruments. For securities owned the fair value is based on either quoted market prices of an active exchange, recent transactions, independent broker market quotations, market price quotations from third party pricing services, or valuation models.

Pending Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends ASC 820, *Fair Value Measurements.* The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements include transfers between levels 1 and 2; and for level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting level 3 measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements.

Note 2 – Summary of Significant Accounting Policies – (Continued)

Pending Accounting Pronouncement (continued)

The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 is effective for annual periods beginning after December 15, 2011 and is applied prospectively. The Company's adoption of the provisions of ASU 2011-04 is effective October 1, 2012 and is not expected to have a material effect on the Company's consolidated financial position and results of operations.

Note 3 – Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk relate to periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions and brokerage accounts with the Company's clearing agent, which are not insured. At September 30, 2012, the Company had total deposits of $1,213,027, of which $355,779 was in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). No losses have been experienced on these investments. In November 2010, the FDIC issued a final ruling related to the Dodd-Frank Wall Street Reform Act, whereby the FDIC provides unlimited deposit insurance for noninterest-bearing transaction accounts for the period from December 31, 2010 through December 31, 2012.

Note 4 – Securities Owned

In fiscal 2012, the Company commenced the purchase and sale of trading securities for its own account, primarily nonmarketable asset-backed debt and equity securities. At September 30, 2012, securities owned consisted of two nonmarketable asset-backed equity securities with an adjusted cost of $1,457,529 and a fair value of $1,660,650. During fiscal 2012, the Company recognized gains of $343,617 from trading securities. In addition, the Company incurred a loss of $46,530 on one security transaction.

Also, the Company maintains a Singapore bank account for its Singapore branch operations with a balance of $672, at market value, as of September 30, 2012. Since the account is denominated in Singapore dollars, the account balance is reported as a security owned. During fiscal 2012, the Company recognized gains of $166 related to foreign currency fluctuations.

Note 5 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its affiliates and an affiliate sponsored investment program.

	September 30, 2012	
	Commissions, Fees and Other Receivables	(Payables) Receivables – Affiliates
Affiliates:		
RRE	$ –	$ (136,664)
RAI	–	(104,827)
RCM	–	(176,431)
RFFM	–	14,101
REML	–	55,680
	–	(348,141)
Affiliated program:		
REIT	232,854	–
	$ 232,854	$ (348,141)

Note 5 – Certain Relationships and Related Party Transactions (Continued)

	Year Ended September 30, 2012		
	Revenues		
	Commissions – Affiliated Program	Fees – Affiliated Program	General & Administrative Expense Allocations – From (To)
Affiliates:			
RRE	$ –	$ –	$ 189,960
RAI	–	–	30,950
RCM	–	–	1,099,699
RFFM	–	–	(34,568)
REML	–	–	592,543
	–	–	1,878,584
Affiliated program:			
REIT	6,803,345	3,063,361	–
	$ 6,803,345	$ 3,063,361	$ 1,878,584

Resource Real Estate, Inc. ("RRE"), a real estate affiliate and a wholly owned subsidiary of RAI, allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of a former officer who was also a registered representative of the Company. This officer performed services for the Company until February 2012 relating to a public REIT program sponsored by RRE which is currently in its offering stage until June 2013 and for which the Company serves as dealer manager. During fiscal 2012, $189,960 was charged to the Company, of which $136,664 was outstanding at September 30, 2012.

During fiscal 2012, pursuant to the expense reimbursement agreement between RAI and the Company, RAI allocated $909,064 of expenses to the Company and offset by tax benefits of $992,201 allocated by the Company. At September 30, 2012, the outstanding amount due to RAI was $104,827. In addition, RAI allocated $114,087 of non-cash compensation expenses related to stock option and restricted stock grants to certain employees who perform broker dealer services for the Company.

The Company's employees participate in RAI's Investment Savings Plan (a 401K plan) whereby they can elect to invest in RAI stock and, as such, receive RAI stock as part of the employer matching contributions. During fiscal 2012, contributions of RAI stock totaled $47,781 and are included as non-cash compensation.

Resource Capital Markets, Inc. ("RCM"), a financial fund management affiliate, and a wholly owned subsidiary of RAI, allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives who execute security trades. During fiscal 2012, $1,099,699 was charged to the Company, of which $176,431 was outstanding at September 30, 2012.

The Company operates a foreign branch office in Singapore commencing in March 2012. One employee performs fund management services unrelated for an affiliate, Ischus Capital Management, LLC, a wholly owned subsidiary of Resource Financial Fund Management, Inc. ("RFFM"), which is a wholly owned subsidiary of RAI. The Company allocates to RFFM a portion of the salary, benefits and related operating and general and administrative costs for these services. During fiscal 2012, $34,568 was charged to RFFM, of which $14,101 is due to the Company at September 30, 2012.

Note 5 – Certain Relationships and Related Party Transactions – (Continued)

The Company operates a foreign branch office that is shared with REML, a broker dealer affiliate. REML allocates to the Company a portion of the salary, benefits and related operating and general and administrative costs of certain registered representatives of the Company. During fiscal 2012, $592,543 was charged to the Company. At September 30, 2012, $55,680 was due to the Company from REML.

During fiscal 2012, the Company received a commission of $25,000 from a third party broker dealer in conjunction with a security issued by a collateralized loan obligation issuer ("CLO") managed by an affiliate, Apidos Capital Management, LLC, a joint venture with RFFM.

The Company received a commission of $6,000 from Institutional Financial Markets, LLC, a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI"), in conjunction with a security transaction. IFMI is an affiliated broker dealer for which the Chairman, Chief Executive Officer ("CEO") and Chief Investment Officer, Daniel Cohen ("D. Cohen"), is the brother of RAI's director, CEO and President, Jonathan Cohen ("J. Cohen"). Both are sons of Edward E. Cohen ("E. Cohen"), Chairman of RAI. In addition, the Company received a commission of $5,576 for a riskless principal trade related to the purchase of 185,875 shares of IFMI common stock by Betsy Z. Cohen, mother of J. Cohen and D. Cohen and wife of E. Cohen.

During fiscal 2012, the Company served as an agent representing certain affiliated persons and entities for various security transactions that cleared through the Company's third party clearing firm. As an affiliate, no compensation is paid to the Company for these security transactions. The Company completed a total of 28 security transactions for Resource Capital Corporation ("RCC"), a publicly traded REIT (NYSE: RSO) and Resource TRS, Inc., a wholly owned subsidiary of RCC, which RAI sponsored and for which an affiliate serves as manager. In addition, during fiscal 2012, the Company completed one security transaction for RFFM relating to a security, Apidos CDO II, issued by a collateralized loan obligation issuer that RAI sponsored and for which an affiliate, CVC Credit Partners, LLC, serves as the collateral manager. During fiscal 2012, the Company completed an additional 17 security transactions for RFFM. During fiscal 2012, two officers that are registered representatives of the Company engaged in total of 65 security transactions for their personal account. During fiscal 2012, another registered representative engaged in 16 security transactions. These transactions were cleared through the Company's third party clearing firm as required by Company policy. Also, during fiscal 2012, the Company completed two security transactions for the personal account of J. Cohen.

During fiscal 2012, the Company received $3,900,000 in capital contributions from the Parent which were funded by RAI.

Note 6 – Income Taxes

The following table details the components of the Company's benefit (provision) for income taxes for fiscal 2012.

Current:	
Federal	$ 1,023,343
State	533
	1,023,876
Deferred:	
Federal	(68,425)
State	146,490
	78,065
	$ 1,101,941

Note 6 – Income Taxes (Continued)

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended September 30, 2012 was 37%. This rate was mainly comprised of the Company's pre-tax loss adjusted for permanent items such as certain exclusions for meals and entertainment and non-cash compensation. The Company is included in RAI's consolidated federal tax return for fiscal 2012 and the combined tax returns for two state filings and one city filing.

The components of the Company's deferred tax assets and liability, included in prepaid expenses and other assets and other liabilities, as of September 30, 2012, are as follows.

Deferred tax assets:	
State and local tax loss carry forwards	$ 218,001
Accrued expenses and other	17,758
	235,759
Deferred tax liability:	
Unrealized gains on securities owned, net of tax	(56,292)
	$ 179,467

Note 7 – Fair Value

In analyzing the fair value of its assets accounted for on a fair value basis, the Company follows the fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets are categorized into one of three levels based on the assumptions (inputs) used in valuing the asset. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 – Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 – Unobservable inputs that reflect the entity's own assumptions about the assumptions that market participants would use in the pricing of the asset and that are, consequently, not based on market activity, but upon particular valuation techniques.

Securities owned by the Company are reported at fair value. The Company utilizes recent transactions and third party dealer marks to estimate the fair value of its nonmarketable securities owned (Level 3). The Company utilizes a market quote for a marketable security owned (Level 1) for a foreign currency cash balance reported as a security.

Level 1	$ 672
Level 3	1,660,650
	$ 1,661,322

In addition, there were no transfers into or out of Levels 1, 2 or 3 during fiscal 2012.

Note 7 – Fair Value (Continued)

The following table provides a reconciliation of the ending balance for securities owned that use Level 3 inputs for the year ended September 30, 2012:

Purchases	$ 1,866,000
Distributions	(408,471)
Gains on securities transactions, net	203,121
Securities owned at September 30, 2012	$ 1,660,650

Since the Company uses third party dealer marks to estimate the fair value of its nonmarketable securities owned, the valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of September 30, 2012 have not been provided.

Note 8 – Commitments and Contingencies

During fiscal 2012, the Company entered into a thirteen-month lease agreement for office and parking facilities for its Singapore branch operations which is due to expire on March 31, 2013 and for which approximately $21,503 is due under the agreement as of September 30, 2012. The agreement automatically renews with the same terms unless the Company terminates in writing two months prior to the end of the lease period.

In January 2009, the Company entered into a three year agreement with a third party broker dealer who would serve as a clearing agent for the Company's riskless principal transactions and also serves as custodian for trading securities owned by the Company. If not terminated by either party, the agreement renews automatically under the same terms as the original agreement. The agreement renewed in January 2012. The Company is required to pay a minimum fee of $5,000 per month over the term of the agreement. The Company is required to maintain a $250,000 clearing deposit with the broker dealer during the term of the agreement which is reported as restricted cash. The agreement is cancellable by either party upon ninety days written notice, with the remaining minimum fee due during the term of the agreement immediately payable. At September 30, 2012, the remaining minimum fee is $140,000.

The Company was the dealer manager for one real estate fund sponsored by an affiliate that serves as the fund's general partner in January 2009. The fund completed its offering in December 2009. The dealer manager agreement provides that the Company is to receive trailing sales commissions equal to 15% of the fund's distributions that would otherwise be payable to the general partner over the term of the fund. The general partner has participation rights in distributions from the fund but only after certain limited partner cumulative return thresholds, as defined, are met. Any trailing sales commissions due to the Company are, in turn, payable by the Company to third party broker dealers pursuant to their selling agreements. During fiscal 2012, cumulative fund distributions to the limited partners did not meet the thresholds for participation by the general partner; thus, no trailing sales commissions were due to the Company nor did the Company owe commissions to the third party broker dealers.

In April 2012, the Company is a dealer manager for one private placement, a limited partnership, sponsored by an affiliate for which the affiliate serves as the general partner. As of September 30, 2012, the offering, which is seeking to raise $75,000,000, has not yet broken escrow since the $1,000,000 minimum aggregate subscriptions have not been received.

Note 9 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company's minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rules and regulations further require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The following table summarizes the Company's compliance with these rules and regulations at September 30, 2012.

Net capital	$ 446,824
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 346,824
Ratio of aggregate indebtedness to net capital	2.96 to 1

Note 10 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the SEC Rule 15c3-3 and, therefore, has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

Note 11 – Subsequent Events

The Company evaluated for subsequent events through November 29, 2012, the date the financial statements were available to be issued, and determined that there were no events which have occurred that would require adjustments to the financial statements.

SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying financial statements of Resource Securities, Inc. ("the Company") as of and for the year ended September 30, 2012 and have issued our report thereon dated November 29, 2012. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Philadelphia, Pennsylvania

November 29 2012

RESOURCE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 2,579,853
Changes:	
Non-allowable assets:	
Commissions, fees and other receivables	32,249
Receivables from affiliates	69,781
Other receivables	51,956
Deferred tax assets	235,759
Prepaid expenses and other assets	82,500
Total non-allowable assets	472,245
Haircuts on securities owned	1,660,784
NET CAPITAL	$ 446,824
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Commissions, fees and other payables to broker dealers	$ 477,909
Payables to affiliates	417,922
Accounts payable, deferred taxes and accrued liabilities	428,102
Total aggregate indebtedness	$ 1,323,933
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 88,262
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 346,824
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 314,431
Ratio of aggregate indebtedness to net capital	2.96 to 1

RESOURCE SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2012

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report filed with the SEC on October 23, 2012 with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing	$ 446,824
Audit adjustments	–
Net change in net capital	–
Adjusted computation of net capital	$ 446,824

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Stockholder and Sole Director
Resource Securities, Inc.

In planning and performing our audit of the financial statements of Resource Securities, Inc. (the "Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 ("the Exchange Act") and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and Sole Director, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Philadelphia, Pennsylvania

November 29, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Stockholder and Sole Director
Resource Securities, Inc.

We have audited the accompanying financial statements of Resource Securities, Inc. ("the Company") as of and for the year ended September 30, 2012 and have issued our report thereon dated November 29, 2012. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the reconciliation of unaudited computation of net capital to audited computation of net capital required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2012

RESOURCE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
September 30, 2012

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 2,579,853
Changes:	
Non-allowable assets:	
Commissions, fees and other receivables	32,249
Receivables from affiliates	69,781
Other receivables	51,956
Deferred tax assets	235,759
Prepaid expenses and other assets	82,500
Total non-allowable assets	472,245
Haircuts on securities owned	1,660,784
NET CAPITAL	$ 446,824
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Commissions, fees and other payables to broker dealers	$ 477,909
Payables to affiliates	417,922
Accounts payable, deferred taxes and accrued liabilities	428,102
Total aggregate indebtedness	$ 1,323,933
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 88,262
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 346,824
Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$ 314,431
Ratio of aggregate indebtedness to net capital	2.96 to 1

RESOURCE SECURITIES, INC.

RECONCILIATION OF UNAUDITED COMPUTATION OF NET CAPITAL TO AUDITED COMPUTATION OF NET CAPITAL
September 30, 2012

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report filed with the SEC on October 23, 2012 with respect to the computation of net capital under Rule 15(c)(3)-1 are reconciled as follows.

Unaudited computation of net capital per most recent quarterly filing	$ 446,824
Audit adjustments	–
Net change in net capital	–
Adjusted computation of net capital	$ 446,824

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Stockholder and Sole Director
Resource Securities, Inc.

In planning and performing our audit of the financial statements of Resource Securities, Inc. (the "Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control including control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 ("the Exchange Act") and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder and Sole Director, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 29, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Management of Resource Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Resource Securities, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

November 28, 2012